

Mail Stop 3561

September 30, 2015

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

      Re: At Home Group, Inc.
                Amendment No. 1 to Registration Statement on Form S-1
                Filed September 25, 2015
                File No. 333-206772

Dear Mr. Bird:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

1. We note your amended disclosure on page 54 that over 70% of your products are unbranded. We also note your disclosure on page 83 that you produce "strong product margins" via your unbranded offerings. Please revise your disclosure to provide additional detail that explains how your unbranded products contribute to your net sales relative to your branded products, with a view to understanding how your margins are impacted.

Twenty-six Weeks Ended August 1, 2015 Compared to Twenty-six Weeks Ended July 26, 2014

Income Tax Provision, page 61

2. We note your disclosure that your effective tax rate for the twenty-six weeks ended August 1, 2015 was (146.8)% compared to 138% for the twenty-six weeks ended July 26, 2014. We also note your disclosure that your effective tax rate for 2015 calculated without the impact of the change in valuation allowance is 38.3%. Based on this disclosure, it appears your effective tax rate continues to be significantly impacted by changes in your valuation allowance. Significant changes in the valuation allowance from one period to the next should be fully explained to your investors by the disclosures in your filing, including providing management's insight into changes in underlying assumptions and factors that drove the change in the allowance. Please revise your analysis of results of operations, your critical accounting policies, or the footnotes to your interim financial statements, as appropriate, to address the following:

    • Disclose in more detail the reasons for the changes in the valuation allowance during the interim period, including briefly explaining why deferred tax assets increased during the interim period and why you believe it is more likely than not that certain of these net deferred tax assets will not be realized.

    • Tell us whether you recorded an allowance for all deferred tax assets that arose during the interim period, and if not, tell us the basis for management's determination during the interim period that it is more likely than not that the deferred tax assets for which no valuation allowance was provided will be realized.

    • Either revise your critical accounting policy to encompass the types of uncertainties that arose during the interim period that may affect the ultimate realization of deferred tax assets, or explain to us how the current disclosure fully addresses both the annual and interim periods.

Liquidity and Capital Resources

Net Cash Provided by (Used in) Operating Activities, page 69

3. Please revise your analysis of net cash flows from operating activities to provide management's insight into the underlying reasons for the significant changes in your cash flows and to better explain the variability in your cash flows, and particularly the cash flows from your operating assets and liabilities, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV.B of our Release 33-8350. Also, please explain to us why you disclose on page 65 that your business historically has realized a slightly higher portion of cash flows from operations in the second quarter given that you *used* cash for operating activities in each of the 26

weeks ended July 26, 2014 and August 1, 2015, and revise your disclosures either on page 65 or here to explain this matter to your investors.

Business, page 80

4. We note your disclosure on page 83 that you offer over 50,000 SKUs across a variety of home décor products and styles. Please disclose, for the last three fiscal years, the amount or percentage of total revenue contributed by any class of similar products which accounted for 15% or more of your consolidated revenue. Please see Item 101(c)(1)(i) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products